Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

Planned Maintenance Shutdown Completed at Kittila Mine;

Operating at Full Capacity

Toronto (June 18, 2012) — Agnico-Eagle Mines Limited (NYSE:AEM)(TSX:AEM) is pleased to announce that its Kittila operations, located in northern Finland, are back to operating at full capacity following a budgeted and previously announced maintenance shutdown of the Kittila mill.

While the processing facility shutdown was expected to last up to 40 days in the second quarter of 2012, operations resumed after only 18 days.  Due to better than expected conditions inside the autoclave, the decision was made to postpone additional maintenance to later in the year.  However, the total scheduled maintenance downtime for 2012 remains unchanged (44 days), with the remainder to be allocated over the balance of the year.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.  www.agnico-eagle.com